EXHIBIT 99.1

Costamare Bulkers Holdings Limited Announces Availability of Its Annual Report on Form 20-F for the Year Ended December 31, 2025

Costamare Bulkers Holdings Limited (the “Company”, “we” or “our”) (NYSE: CMDB) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, www.costamarebulkers.com, in the “Investors” section under “Annual Reports”.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2025 audited financial statements, free of charge, by contacting the Company’s investor relations manager at ir@costamarebulkers.com.

About Costamare Bulkers Holdings Limited
Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 31 vessels with a total carrying capacity of approximately 2,846,000 DWT (including one vessel that we have agreed to sell and one vessel that we have agreed to acquire). Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements
This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos – Chief Executive Officer
Dimitris Pagratis - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco
Tel: (+377) 92 00 1745
Email: ir@costamarebulkers.com